UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30479/ April 24, 2013

In the Matter of	:
	:
HIGHLAND EVENT DRIVEN FUND	:
300 Crescent Cr.	:
Suite 700	:
Dallas, TX 75201	:
	:
(811-22101)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Highland Event Driven Fund filed an application on October 10, 2012, and an amendment on January 24, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On March 29, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30440). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                        Kevin M. O'Neill
                                                        Deputy Secretary